

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

<u>Via E-mail</u>
Leslie H. Goldberg
President
Bowl America Incorporated
6446 Edsall Road
Alexandria, VA 22312

      Re: Bowl America Incorporated
              Form 10-K for Fiscal Year Ended July 1, 2012
              Filed September 27, 2012
              File No. 001-07829

Dear Mr. Goldberg:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Loan Lauren P. Nguyen

                      Loan Lauren P. Nguyen
                      Special Counsel